UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-3260

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Akorn, Inc.

(Full name of registrant)

1925 W. Field Court, Suite 300 Lake Forest, Illinois 60045
(Address, including zip code, of principal executive offices)

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

Akorn, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2016 (the “Quarterly Report”) by the May 10, 2016 filing date without unreasonable effort or expense for the following reasons.

The Company’s preparation and filing of its previously disclosed restatement of previously issued consolidated financial statements for the year ended December 31, 2014, and the previously issued unaudited condensed consolidated financial statements for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 (the “restatement process”) took longer than expected and, as a result, delayed the Company’s filing of its audited consolidated financial statements for the year ended December 31, 2015, and unaudited condensed consolidated financial statements for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015. The Company completed its restatement process and on May 10, 2016 filed a comprehensive Form 10-K for the fiscal year 2015, which includes the consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and quarterly unaudited financial information for the quarter and year to date periods ended March 31, 2014 (restated) and 2015, June 30, 2014 (restated) and 2015, September 30, 2014 (restated) and 2015, and December 31, 2014 (restated) and 2015.

The Company anticipates filing its Quarterly Report no later than May 16, 2016, the extended due date.

PART IV

OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification is Duane A. Portwood, (847) 279-6100.

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.

☐ Yes ☒ No

The company has not filed its Quarterly Reports on Form 10-Q for the periods ended March 31, 2015, June 30, 2015 and September 30, 2015.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Akorn, Inc.

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2016	By:	/s/ Duane A. Portwood
Duane A. Portwood Executive Vice President and Chief Financial Officer